SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                            NightHawk Systems, Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                  65410x-10-4
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                                 (CUSIP Number)

                                  Adam Agron
                        Brownstein Hyatt & Farber, P.C.
                          410 17th Street, 22nd Floor
                               Denver, CO 80202
                                 (303) 223-1397
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   02/01/2002
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 65410x-10-4
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Jacobson, Steven
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    SC
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        3,707,454 (1)

    (8) Shared voting power:
        2,607,454 (2)

    (9) Sole dispositive power:
        3,707,454 (3)

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     3,707,454
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     14.52%
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(14) Type of reporting person (see instructions).

     IN
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(1)     Includes: (i) 150,000 shares that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D; (ii) 1,100,000 shares indirectly owned and held in trust for minor relatives; and
        (iii)2,457,454 shares directly owned by the reporting person. Pursuant to a Voting Agreement (the "Voting Agreement") entered into October 23, 2003 by and between the reporting person and Myron Anduri ("Anduri"), the reporting person agreed to transfer to Anduri all of the voting rights of the 2,457,454 shares for a period of sixty months from September 8, 2003. Anduri's right to vote the shares does not apply to any votes pertaining to a material change of the ownership of the issuer ("Material Change Vote"). A Material Change Vote is defined as a vote of the issuer's shareholders on a proposal to change 51% or more of the ownership of the issuer's common stock. The reporting person has sole voting power of the 2,457,454 shares only with regard to a Material Change Vote.

(2) Includes: (i) 150,000 shares that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D and (ii) 2,457,454 shares directly owned by the reporting person. Pursuant to the Voting Agreement, the reporting person agreed to transfer to Anduri all of the voting rights of the 2,457,454 shares for a period of sixty months from September 8, 2003. Anduri's right to vote the shares does not apply to a Material Change Vote. The reporting person has sole voting power of the 2,457,454 shares only with regard to a Material Change Vote. Anduri has the right to vote the 2,457,454 shares with regard to any vote other than a Material Change Vote.

(3) Includes: (i) 150,000 shares that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D; (ii) 1,100,000 shares indirectly owned and held in trust for minor relatives; and (iii) 2,457,454 shares directly owned by the reporting person. Such shares are subject to transfer and sale restrictions pursuant to a Separation Agreement dated September 8, 2003 by and between the reporting person and the issuer, as amended by the Settlement and Release Agreement for Herbert and Sharon Jacobson and Amendment to Separation Agreement for Steven Jacobson by and between the Report Person, Herbert and Sharon Jacobson, and the Issuer, entered into on December 19, 2003.

Page 2 of 4 Pages
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Item 1. Security and Issuer.

         Title and class of securities:  common stock, $0.001 par value

         Issuer:  NightHawk Systems, Inc.

         Name and address of the principal executive office of the issuer:
         10715 Gulfdale, Suite 200, San Antonio, Texas 78258.

Item 2. Identity and Background.

        (a) Name of reporting person:  Steven H. Jacobson

        (b) Address of reporting person: P.O. Box 24947, Denver, Colorado 80224-0947

        (c) self-employeed consultant

        (d) n/a

        (e) n/a

        (f) United States

Item 3. Source and Amount of Funds or Other Consideration.

         2,457,454 shares reported on this Schedule 13D are directly owned by the reporting person and were issued to the reporting person by the issuer in lieu of salary for services rendered.

Item 4. Purpose of Transaction.

         The purpose of the acquisition of the common stock is investment. The reporting person currently has no plan or proposal which relates to or would result in:

         a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e) any material change in the present capitalization or dividend policy of the issuer;

         f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

         g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i) a class of securities of the issuer becoming eligible for termination of regstration pursuant to Section 12(g)(4) of the Act; or

         j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a) Amount beneficially owned:  3,707,454 shares of common stock

            Percentage of the Class: 14.52%

        (b) The reporting person has the sole power to vote or direct the vote of 1,100,000 shares indirectly owned and held in trust for minor relatives. The reporting person has the sole power to vote or direct the vote of 2,457,454 shares directly owned and, if acquired, 150,000 shares of common stock that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D, only with regard to a Material Change Vote. All other votes with regard to the 2,457,454 shares directly owned and the 150,000 shares that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D are subject to the Voting Agreement described in Item 6.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         SEPARATION AGREEMENT
         The reporting person and the issuer entered into a Separation Agreement (the "Separation Agreement") dated September 8, 2003. Pursuant to the terms of the Separation Agreement the issuer agreed to, among other things, grant the reporting person 450,000 options, at an exercise price of $0.22, to vest over a three-year period at a rate of 150,000 shares per year. Under the terms of the Separation Agreement, the reporting person agreed to, among other things: (i) return to the issuer an amount of shares of common stock equivalent in value to a $100,000 receivable held by the issuer for money owed by the reporting person to the issuer, with shares to be valued at $0.22, (ii) enter into the Voting Agreement described below, and (iii) certain sale restrictions that have been amended and restated in their entirety by the Settlement and Release Agreement for Herbert and Sharon Jacobson and Amendment to Separation Agreement for Steven Jacobson described below in this Item 6.

         VOTING AGREEMENT
         The reporting person and Myron Anduri ("Anduri") entered into a Voting Agreement (the "Voting Agreement") dated October 23, 2003. Pursuant to the terms of the Voting Agreement, the reporting person irrevocably granted, conveyed, assigned and transferred to Anduri all of the reporting person's voting rights in the issuer's common stock held by the reporting person, for a period of sixty months from September 8, 2003. Anduri's irrevocable voting rights with respect to the issuer's common stock held by the reporting person, do not apply to any votes pertaining to a material change of the ownership of the issuer ("Material Change Vote"). A Material Change Vote is defined as a vote of the issuer's shareholders on a proposal to change 51% or more of the ownership of the issuer's common stock. Under the terms of the Voting Agreement the reporting person retains any and all economic benefits and entitlements associated with ownership of the issuer's common stock.

         SETTLEMENT AND RELEASE AGREEMENT FOR HERBERT AND SHARON JACOBSON AND AMENDMENT TO SEPARATION AGREEMENT FOR STEVEN JACOBSON
         The reporting person, Herbert and Sharon Jacobson and the issuer entered into a Settlement and Release Agreement for Herbert and Sharon Jacobson and Amendment to Separation Agreement for Steven Jacobson (the "Amendment to Separation Agreement"), as of December 19, 2003. Pursuant to the terms of the Amendment to Separation Agreement, the reporting person agreed to, among other things: (i) sell an aggregate of 850,000 shares of common stock owned individually by the reporting person and Herbert and Sharon Jacobson in two sales of 425,000 shares each, the first sale to take place on or about December 22, 2003, or as soon thereafter as practicable, and the second sale to take place on or about January 9, 2004, or as soon thereafter as practicable, subject to sale limitations of securities laws; (ii)in combination with Herbert and Sharon Jacobson, have the opportunity to sell up to $100,000 of the issuer's common stock during the sixty day period immediately following the one-year anniversary of the execution of the Amendment to Separation Agreement; (iii) have the opportunity to complete the transfer of 50,000 shares of the issuer's common stock held by the reporting person to a private individual, with the full knowledge that the shares, once transferred, will carry a one-year restriction, and
         (iv) accept the amendment and restatement in its entirety of Section 2.D of the Separation Agreement described in this Item 6, pursuant to which the reporting person agreed not to sell, transfer, convey or otherwise dispose of any shares of the issuer's common stock owned or held in trust by him, including the shares held in trust for minor relatives, for a period of eighteen months following the sale of the 850,000 shares described in (i) above; provided, that in the event that issuer agrees to sell a controlling interest of its shares in a transaction or series of transactions, paragraph 2.D of the Separation Agreement as Amended by the Amendment to Separation Agreement shall not apply. The sale described in (i) and the transfer described in (iii) occurred prior to the date of filing of this Schedule 13D and the shares sold and/or transferred are not included in the share ownership information reported on this Schedule 13D.







Item 7. Material to be Filed as Exhibits.

         The following exhibits are filed herewith:

         99.1 Separation Agreement entered into September 8, 2003 by and between Steven H. Jacobson and NightHawk Systems, Inc.

         99.2 Voting Agreement entered into October 23, 2003 by and between Steven H. Jacobson and Myron Anduri.(1)

         99.3 Settlement and Release Agreement for Herbert and Sharon Jacobson and Amendment to Separation Agreement for Steven Jacobson, by and between Herbert and Sharon Jacobson, Steven Jacobson and NightHawk Systems, Inc., entered into December 19, 2003.

         (1) Incorporated by reference to Exhibit 9 to the issuer's Form 10KSB for fiscal year ended December 31, 2003.

Page 3 of 4 Pages
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 09/27/2004                      /s/ Steven H. Jacobson
                                      Name:  Steven H. Jacobson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages